Exhibit I-1

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and most of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

FOR IMMEDIATE RELEASE

Hitachi and Hitachi Plant Technologies Announce

Making Hitachi Plant Technologies

a Wholly Owned Subsidiary of Hitachi via a Share Exchange

Tokyo, February 24, 2010—Hitachi, Ltd. (NYSE: HIT/TSE: 6501, “Hitachi”) and Hitachi Plant Technologies, Ltd. (TSE: 1970, “Hitachi Plant Technologies”) have today decided to conduct a share exchange with Hitachi as the wholly owning parent company and Hitachi Plant Technologies as the wholly owned subsidiary (the “Share Exchange”) and have concluded a share exchange agreement (the “Share Exchange Agreement”).

Both companies plan to implement the Share Exchange without obtaining approval by resolution at a General Meeting of Shareholders, with Hitachi using a simplified share exchange (kani kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act, and Hitachi Plant Technologies using a summary share exchange (ryakushiki kabushiki kokan) procedure pursuant to Article 784, Paragraph 1 of the Companies Act.

Hitachi Plant Technologies shares are scheduled for delisting on March 29, 2010 (with a final trading date of March 26, 2010) prior to the effective date of the Share Exchange (April 1, 2010).

1. Purpose of Making Hitachi Plant Technologies a Wholly Owned Subsidiary via the Share Exchange

As announced in its news releases “Hitachi to Commence Tender Offer for the Shares etc. of its Subsidiary, Hitachi Plant Technologies” on July 28, 2009, and “Hitachi Amends ‘Hitachi to Commence Tender Offer for the Shares etc. of its Subsidiary, Hitachi Plant Technologies’” on August 19, 2009 (collectively the “Tender Offer News Releases”), Hitachi conducted a tender offer for the shares and stock acquisition rights of Hitachi Plant Technologies from August 20 to October 8, 2009, to make Hitachi Plant Technologies a wholly owned subsidiary (the “Tender Offer”). As a result, as of today, Hitachi holds 183,733,718 shares of Hitachi Plant Technologies, which corresponds to 93.94% of Hitachi Plant Technologies’ total issued shares (195,590,898 shares as of September 30, 2009) and 94.31% of the total voting rights of Hitachi Plant Technologies (see note).

As noted in the Tender Offer News Releases, Hitachi intends to make Hitachi Plant Technologies its wholly owned subsidiary. In the event that Hitachi was unable to acquire all of the issued shares of Hitachi Plant Technologies (exclusive of treasury stock held by Hitachi Plant Technologies) via the Tender Offer, Hitachi intends to make Hitachi Plant Technologies its wholly owned subsidiary by acquiring all the issued shares of Hitachi Plant Technologies (exclusive of Hitachi Plant Technologies shares held by Hitachi) by means of a share exchange, with Hitachi as the wholly owning parent company in share exchange and Hitachi Plant Technologies as the wholly owned subsidiary in share exchange after the Tender Offer.

As Hitachi was unable to acquire all of the issued shares of Hitachi Plant Technologies (exclusive of treasury stock held by Hitachi Plant Technologies) in the Tender Offer, Hitachi and Hitachi Plant Technologies have determined that Hitachi Plant Technologies will be made a wholly owned subsidiary of Hitachi via the Share Exchange.

(Note)	Calculated as the 183,733 voting rights corresponding to the Hitachi Plant Technologies shares held by Hitachi as a percentage of the 194,827 total voting rights of Hitachi Plant Technologies. The total number of voting rights of Hitachi Plant Technologies corresponds to 194,827,587 shares; this is obtained by subtracting the 763,311 shares of treasury stock held by Hitachi Plant Technologies as of September 30, 2009, from its 195,590,898 shares issued as of the same date. The figures were rounded to two decimal places.

The purpose of Hitachi making Hitachi Plant Technologies its wholly owned subsidiary is outlined in the Tender Offer News Releases and Hitachi Plant Technologies’ announcement “Announcement concerning Expression of Opinion for Tender Offer by Hitachi, Ltd., for Shares etc. of the Company” on July 28, 2009, and is reiterated below.

The Hitachi Group, which consists of Hitachi, Ltd., its subsidiaries and affiliated companies, conducts a wide range of business activities, from the development, production and sales of offerings to the provision of relevant services in seven business segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services.

In the severe economic environment of the worldwide structural recession that has been continuing since the second half of the previous fiscal year, the Hitachi Group must urgently optimize the allocation of the entire Group’s resources and accelerate the restructuring of the business portfolio to secure a foundation for future growth.

In particular, the market for the social and industrial infrastructure business, which includes power, transportation, roads, water and other public systems, as well as production facilities for the manufacturing industry, is expected to grow, especially in developing countries. Even in developed countries and regions that have already built a certain degree of social and industrial infrastructures, there is growing demand for renovation of social and industrial infrastructures, supported by advanced information and telecommunication systems. In addition, it is essential to build social infrastructures going forward that minimize the impact on the global environment.

Therefore, with its extensive track record in the conventional fields of both social infrastructure and information & telecommunication systems, as well as environmental-related businesses, the Hitachi Group intends to utilize that experience, expertise and technological capabilities to concentrate on the “social innovation business” that integrates the social infrastructure business with the information & telecommunication systems business.

Hitachi Plant Technologies was launched in April 2006 through the merger of Hitachi Plant Engineering & Construction Co., Ltd., Hitachi Kiden Kogyo, Ltd., Hitachi Industries Co., Ltd., and part of Hitachi, Ltd.’s Industrial Systems Group, to consolidate these companies’ strengths in engineering, MONOZUKURI (manufacturing) and construction, with the aim of creating a global company responsible for social and industrial infrastructure. Since its establishment, Hitachi Plant Technologies has been engaged in the development, design, manufacturing, sales, servicing and construction of social infrastructure systems, industrial systems, air- conditioning systems and energy systems as its main businesses, and has achieved steady growth through efforts to expand global market share and to enhance earnings strength.

Within the social innovation business that the Hitachi Group is emphasizing, the areas closely tied to Hitachi Plant Technologies include water cycle systems such as water production, waste water treatment, water recycling and water supply; air-conditioning systems including eco-conscious data centers; transportation systems; power systems including nuclear power plants, high-efficiency coal-fired power plants and smart grids (next-generation power networks); and industrial systems including the building of large-scale and comprehensive infrastructures and the construction of industrial plants. All of these areas are targeted at global markets and have many large-scale projects at the national, regional and municipal levels, making it necessary to operate in an intensively competitive environment against global players. Among these large-scale projects, market growth can be expected in overseas projects, while it is indispensible to strengthen both strategic marketing capabilities and ability to assemble systems, in order to achieve a high level of stable earnings while providing highly reliable social infrastructures.

Going forward, Hitachi will respond to the growing need for new construction and renovation of social infrastructures in all regions around the world while providing safe and highly reliable social infrastructures. In order to do so, Hitachi is bolstering its ability to construct large-scale social and industrial information and telecommunication systems by organically fusing information and telecommunication systems with power and industrial systems, and strengthening its comprehensive marketing and solution capabilities in its core product lines, primarily in power and industrial systems. Meeting customer needs in an integrated and flexible manner will be an essential element for accelerating growth and increasing earnings strength.

Against this backdrop, from around April 2009 Hitachi and Hitachi Plant Technologies began discussing and investigating various measures to enhance the enterprise value of both companies. The resulting conclusion reached by both companies was for Hitachi to make Hitachi Plant Technologies a wholly owned subsidiary. By establishing a more stable capital relationship, Hitachi Plant Technologies will further strengthen its ties to the Hitachi Group and work with the Hitachi Group in the areas it has pursued to date and that are also important to the social innovation business being emphasized by the Hitachi Group, including water cycle systems, air-conditioning systems, transportation systems, power systems and industrial systems. Integrating the management of Hitachi Plant Technologies with the Hitachi Group will not only increase Hitachi Plant Technologies’ enterprise value, but is also seen being very beneficial in increasing the overall enterprise value of the Hitachi Group.

Specifically, having Hitachi Plant Technologies’ management integrated with Hitachi will enable Hitachi Plant Technologies to make maximum use of the Hitachi Group’s brand strength, capital strength and research infrastructure. This will reinforce the Hitachi Plant Technologies’ key components that functionalize various plants and its ability to assemble subsystems, strengthen the Hitachi Group’s core businesses and organically combine these elements for further enhancing their ability to provide total solutions, thereby allowing the Hitachi Group and Hitachi Plant Technologies to work more closely together. Hitachi believes this will make it possible to create further synergies in the following diverse fields:

Water cycle systems: Provide total solutions to the water issues that are becoming increasingly serious on a global scale, by supplying equipment and systems and managing and maintaining facilities. (Middle and Near East, Southeast Asia, etc.)

Air-conditioning systems: Provide solutions for energy savings at data centers, featuring monitoring and control technologies for IT equipment, including servers, which face the growing problem of increasing heat generation and a rapid increase in power consumption due to high density of servers etc., as well as air-conditioning equipment, including local cooling units for direct cooling of servers; and various environment control technologies, including clean rooms. (Europe, China, etc.)

Transportation systems: Provide one-stop solutions overseas, from supplying railway vehicles to laying track and building assembly, inspection and repair facilities. (Europe, the United States, Southeast Asia, etc.)

Power systems: Globally develop power plants by effectively allocating and managing personnel for local construction, promoting the use of modular construction methods and other rationalization expertise in construction. (Europe, the United States, Southeast Asia, West Asia, etc.)

Industrial systems: Increase the efficiency of design, engineering and construction works for the projects of building large-scale and comprehensive infrastructures and constructing industrial plants in developing countries. (Middle and Near East, China, etc.)

By working more closely together in these areas, Hitachi will be able to make products and systems commercially viable and bring them to market more quickly, and achieve additional Group synergies.

Even after making Hitachi Plant Technologies a wholly owned subsidiary, Hitachi intends to reinforce the businesses of Hitachi Plant Technologies by paying attention to its business features and the management that can fully utilize the operational and structural strengths.

2. Summary of the Share Exchange

(1) Schedule of the Share Exchange

President and Chief Executive Officer’s decision to conduct the Share Exchange (Hitachi)	Wed. February 24, 2010

Resolution at the Board of Directors’ meeting to conduct the Share Exchange (Hitachi Plant Technologies)	Wed. February 24, 2010

Conclusion of the Share Exchange Agreement (Hitachi and Hitachi Plant Technologies)	Wed. February 24, 2010

Final trading date (Hitachi Plant Technologies)	Fri. March 26, 2010 (planned)

Delisting date (Hitachi Plant Technologies)	Mon. March 29, 2010 (planned)

Scheduled execution date (effective date)	Thu. April 1, 2010 (planned)

Note:	Both companies plan to implement the Share Exchange without obtaining approval by resolution at a General Meeting of Shareholders, with Hitachi using a simplified share exchange procedure pursuant to Article 796, Paragraph 3 of the Companies Act, and Hitachi Plant Technologies using a summary share exchange procedure pursuant to Article 784, Paragraph 1 of the Companies Act.

(2) Share Exchange Method

Under the Share Exchange, Hitachi will be the wholly owning parent company in share exchange and Hitachi Plant Technologies the wholly owned subsidiary in share exchange. Furthermore, both companies plan to implement the Share Exchange without obtaining approval by resolution at a General Meeting of Shareholders, with Hitachi using a simplified share exchange procedure pursuant to Article 796, Paragraph 3 of the Companies Act, and Hitachi Plant Technologies using a summary share exchange procedure pursuant to Article 784, Paragraph 1 of the Companies Act.

(3) Details of the Allotment related to the Share Exchange

Company Name	Hitachi, Ltd. (Wholly Owning Parent Company in Share Exchange)	Hitachi Plant Technologies, Ltd. (Wholly Owned Subsidiary in Share Exchange)
Allotment related to the Share Exchange	1	1.986
Number of shares to be delivered under the Share Exchange	22,032,423 shares of common stock (planned)

Notes:

1.	Share allotment ratio
1.986 shares of Hitachi will be allotted and delivered for each share of Hitachi Plant Technologies. However, no allotment of shares will be made under the Share Exchange for Hitachi Plant Technologies shares held by Hitachi (183,733,718 shares as of February 24, 2010).

2.	Number of shares to be delivered under the Share Exchange
Upon the Share Exchange, Hitachi will deliver to Hitachi Plant Technologies shareholders (other than Hitachi) immediately prior to the time at which it acquires all of the outstanding Hitachi Plant Technologies shares (exclusive of those shares held by Hitachi) under the Share Exchange (the “Record Time”) Hitachi shares equivalent in number to 1.986 multiplied by the total number of Hitachi Plant Technologies shares held by each Hitachi Plant Technologies shareholder in exchange for those shares of Hitachi Plant Technologies. Furthermore, Hitachi Plant Technologies’ Board of Directors, at a meeting to be held by the day before the effective date of the Share Exchange, will resolve to cancel all of the treasury stock (including that acquired as a result of an application for purchase exercised by dissenting shareholders as per Article 785, Paragraph 1 of the Companies Act regarding the Share Exchange) by the Record Time.

There is the possibility that the number of Hitachi shares to be delivered could be amended due to factors such as Hitachi Plant Technologies’ cancellation of treasury stock.

In addition, the Hitachi shares to be delivered are scheduled to be shares of treasury stock held. However, there is the possibility that a portion of these shares will be newly issued, depending on the number of Hitachi Plant Technologies’ treasury stock to be cancelled by the Record Time as well as the number of shares to be delivered under Hitachi’s share exchange with Hitachi Maxell, Ltd. to be conducted on the effective date of April 1, 2010.

3.	Handling of less-than-one-unit shares (tangen-miman-kabushiki)
Shareholders who will hold less-than-one-unit shares of Hitachi as a result of the Share Exchange may make use of one of the methods below with regard to Hitachi shares. Less-than-one-unit shares cannot be sold on financial instrument exchanges.

1)	Additional purchase system for less-than-one-unit shares (additional purchase of up to 1,000 shares)
A system under which shareholders that hold less-than-one-unit shares of Hitachi may additionally purchase the incremental number of Hitachi shares to make one unit (tangen).

2)	Purchase system for less-than-one-unit shares (sale of less-than-one-unit shares)
A system under which shareholders that hold less-than-one-unit shares of Hitachi may request Hitachi to repurchase those less-than-one-unit shares held.

4.	Treatment of fractions of less than one (1) share
If the number of Hitachi shares to be delivered through the Share Exchange includes a fraction of less than one share, Hitachi will sell the number of shares equivalent to the sum of all such fractions (fractions of the aggregate number to be rounded down) and will deliver the proceeds of that sale to those Hitachi Plant Technologies shareholders who are to receive such fractions in proportion to the fractions attributed to them pursuant to Article 234 of the Companies Act and other applicable laws and regulations.

(4) Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights under the Share Exchange

All of the stock acquisition rights issued by Hitachi Plant Technologies will lapse by the day before the effective date of the Share Exchange or be cancelled upon Hitachi Plant Technologies’ gratis acquisition of the rights as follows.

With regard to the stock acquisition rights issued pursuant to the resolutions adopted at its Ordinary General Meeting of Shareholders held on June 29, 2005, and its Board of Directors’ meeting held on July 25, 2005 (the “3rd Stock Acquisition Rights”), Hitachi Plant Technologies intends to amend the expiration date of the exercise period in the allotment contract for the 3rd Stock Acquisition Rights to March 19, 2010, in accordance with the provisions of said allotment contract, causing the rights to lapse due to the expiration of the exercise period.

With regard to the stock acquisition rights issued pursuant to the resolution adopted at the Board of Directors’ meeting held on November 27, 2006 (the “FY2006 Stock Acquisition Rights”), following the approval of the Share Exchange Agreement at today’s meeting of the Board of Directors, Hitachi Plant Technologies intends to acquire gratis all of the FY2006 Stock Acquisition Rights as per the conditions for acquisition stipulated in the issuing guidelines, and to cancel those stock acquisition rights.

Hitachi Plant Technologies does not have any outstanding issues of bonds with stock acquisition rights.

3. Basis of Calculation, etc., for the Details of the Allotment related to the Share Exchange

(1) Basis of Calculation

In order to ensure fairness and adequacy in determining the share exchange ratio for the Share Exchange (the “Share Exchange Ratio”), each company individually requested a third-party appraiser independent of Hitachi and Hitachi Plant Technologies to calculate the share exchange ratio. Hitachi designated Nomura Securities Co., Ltd. (“Nomura Securities”), as its third-party appraiser and Hitachi Plant Technologies designated Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”), as its third-party appraiser.

Nomura Securities analyzed the Tender Offer conducted prior to the Share Exchange, as well as its terms and conditions and its results, etc., and for Hitachi, in light of the fact that Hitachi shares are listed on the financial instrument exchanges and that market values are available, made a calculation using the average market share price method (in view of various terms and conditions, based on the closing price on the First Section of the Tokyo Stock Exchange on the record date of February 22, 2010, and the average closing prices for each trading day during the most recent one-week period, from February 16 to February 22, 2010, the most recent one-month period, from January 25 to February 22, 2010, and the period from December 8, 2009, the business day immediately following the issuing of Hitachi’s December 7, 2009, news release titled, “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights,” to February 22, 2010).

For Hitachi Plant Technologies, in light of the fact that Hitachi Plant Technologies shares are listed on the financial instrument exchanges and that market values are available, Nomura Securities made a calculation using the average market share price method (in view of various terms and conditions, based on the closing price on the First Section of the Tokyo Stock Exchange on the record date of February 22, 2010, and the average closing prices for each trading day during the most recent one-week period, from February 16 to February 22, 2010, the most recent one-month period, from January 25 to February 22, 2010, and the period from December 8, 2009, the business day immediately following the issuing of Hitachi’s December 7, 2009, news release titled, “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights,” to February 22, 2010). In addition, given the existence of multiple similar listed companies that are comparable to Hitachi Plant Technologies, Nomura Securities made a calculation using the comparable company analysis method, since it is possible to analogize the equity value by this method. Nomura Securities also made a calculation using the discounted cash flow method (the “DCF” method) to reflect the value of Hitachi Plant Technologies’ future business activities.

These calculations resulted in the following ranges of share exchange ratios per Hitachi share.

Methods used	Calculation results of share exchange ratio
Average market share price method	1.974 — 2.077
Comparable company analysis method	0.789 — 1.833
DCF method	1.597 — 2.159

On the other hand, Mitsubishi UFJ Securities analyzed the Tender Offer conducted prior to the Share Exchange, as well as its terms and conditions and its results, etc., and for Hitachi, in light of the fact that Hitachi shares are listed on the financial instrument exchanges and that market values are available, made an analysis using the market share price analysis (in view of various circumstances, with the record date of February 22, 2010, based on the average closing prices on the First Section of the Tokyo Stock Exchange for each trading day during the one-week period, from February 16, 2010 to the record date; the period from February 5, 2010, the business day immediately following the Hitachi’s February 4, 2010, news releases titled, “Consolidated Financial Results for the Third Quarter ended December 31, 2009” and “Hitachi Announces Revisions of Consolidated Business Forecasts for Fiscal 2009,” to the record date; the one-month period, from January 25, 2010 to the record date; and the period from December 8, 2009, the business day immediately following the issue of Hitachi’s December 7, 2009, news release titled, “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights,” to the record date). For Hitachi Plant Technologies, in light of the fact that Hitachi Plant Technologies shares are listed on the financial instrument exchanges and that market values are available, Mitsubishi UFJ Securities made an analysis using the market share price analysis (in view of various circumstances, with the record date of February 22, 2010, based on the average closing prices on the First Section of the Tokyo Stock Exchange for each trading day during the one-week period, from February 16, 2010 to the record date; the period from February 5, 2010, the business day immediately following the Hitachi’s February 4, 2010, news releases titled, “Consolidated Financial Results for the Third Quarter ended December 31, 2009” and “Hitachi Announces Revisions of Consolidated Business Forecasts for Fiscal 2009,” to the record date; the one-month period, from January 25, 2010 to the record date; and the period from December 8, 2009, the business day immediately following the issue of Hitachi’s December 7, 2009, news release titled, “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights,” to the record date). In addition, given the existence of multiple similar listed companies that are comparable to Hitachi Plant Technologies, Mitsubishi UFJ Securities made an analysis using the comparable company analysis, since it is possible to analogize the equity value by this method. Mitsubishi UFJ Securities also made an analysis using the discounted cash flow analysis (the “DCF” analysis) to reflect the value of Hitachi Plant Technologies’ future business activities. These calculations resulted in the following ranges of share exchange ratios per Hitachi share.

Methods used	Calculation results of share exchange ratio
Market share price analysis	1.983 — 2.091
Comparable company analysis	1.476 — 2.029
DCF analysis	1.725 — 2.362

(2) Basis of the Valuation

Hitachi and Hitachi Plant Technologies carefully considered the calculation results of the share exchange ratio received from the third-party appraisers. The two companies also studied the terms and conditions and outcome of the Tender Offer as well as the market value level of Hitachi shares and other various factors. Based on these considerations, they conducted numerous negotiations and consultations on the evaluation of Hitachi Plant Technologies shares using the equivalent in value to the Tender Offer Price as a standard as described in the Tender Offer News Releases. As a result, Hitachi and Hitachi Plant Technologies have concluded that the Share Exchange Ratio in 2.(3) “Details of the Allotment related to the Share Exchange” above is adequate and that the ratio will not harm the interests of either company’s shareholders. Therefore, Hitachi and Hitachi Plant Technologies concluded a share exchange agreement to conduct the Share Exchange using the share exchange ratio in 2.(3) “Details of the Allotment related to the Share Exchange” above following the decision by Hitachi’s President and Chief Executive Officer and the resolution at Hitachi Plant Technologies’ Board of Directors’ meeting.

With the calculation results of the share exchange ratio provided by the aforementioned third-party appraisers, no opinions are being expressed with regard to the fairness of the Share Exchange Ratio.

If any major changes were to emerge in the terms and conditions used as the basis of the calculation, the share exchange ratio may be changed through consultations between the both companies.

(3) Relationship with Third-Party Appraisers

Nomura Securities, Hitachi’s third-party appraiser, and Mitsubishi UFJ Securities, Hitachi Plant Technologies’ third-party appraiser, are independent of both Hitachi and Hitachi Plant Technologies, and neither is a Related Party to Hitachi or Hitachi Plant Technologies. There are no significant conflicts of interest.

(4) Likelihood of and Reason for Delisting of Shares

As Hitachi Plant Technologies will become a wholly owned subsidiary of Hitachi as of the effective date of the Share Exchange (scheduled for April 1, 2010), Hitachi Plant Technologies shares are scheduled to be delisted on March 29, 2010 (with March 26, 2010, as the final trading date). Trading of Hitachi Plant Technologies shares will become unavailable on the Tokyo Stock Exchange and the Osaka Securities Exchange after the delisting.

The Hitachi shares allotted to Hitachi Plant Technologies shareholders under the Share Exchange will be listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and other financial instrument exchanges following the delisting of Hitachi Plant Technologies shares, and will be able to be traded on financial instrument exchanges on and after the effective date of the Share Exchange. In this way, share liquidity will continue to be provided to Hitachi Plant Technologies shareholders that hold at least 504 shares of Hitachi Plant Technologies and who under the Share Exchange will receive an allotment of at least 1,000 shares, constituting one unit of Hitachi shares.

On the other hand, Hitachi Plant Technologies shareholders that hold fewer than 504 shares of Hitachi Plant Technologies will receive an allotment of fewer than 1,000 Hitachi shares, which is less than one unit. These less-than-one-unit shares cannot be sold at a financial instruments exchange, but shareholders holding these less-than-one-unit shares can request that Hitachi repurchase those less-than-one-unit shares. They may also additionally purchase from Hitachi the incremental number of shares to make one unit. Please refer to 2.(3), Note 3, “Handling of less-than-one-unit shares (tangen-miman-kabushiki),” for details on the handling of these shares. Please refer to 2.(3), Note 4, “Treatment of fractions of less than one (1) share,” for details on the handling of fractions of less than one share that result from the Share Exchange.

The purpose of making Hitachi Plant Technologies a wholly owned subsidiary via the Share Exchange is as per the above 1. “Purpose of Making Hitachi Plant Technologies a Wholly Owned Subsidiary via the Share Exchange,” and the delisting of Hitachi Plant Technologies shares is not in itself the purpose.

(5) Measures to Ensure Fairness

As noted in 1. “Purpose of Making Hitachi Plant Technologies a Wholly Owned Subsidiary via the Share Exchange” above, Hitachi holds 93.94% of Hitachi Plant Technologies’ total issued shares. Therefore, in order to ensure fairness and adequacy with regard to details of the allotment related to the Share Exchange, both companies individually requested the calculation of a share exchange ratio by independent third-party appraisers as outlined in the above 3.(1) “Basis of Calculation,” and received the results. Taking into account the results, the two companies have conducted considerations, negotiations and consultations and thus decided to conduct a share exchange using the agreed share exchange ratio. Furthermore, neither company has obtained an opinion on the fairness of the share exchange ratio, the so-called Fairness Opinion from those third-party appraisers.

(6) Measures to Avoid Conflicts of Interest

Hitachi Plant Technologies obtained an opinion from Oka Myoga Kuroda Law Office, a legal adviser, on the legality of the procedures of the Share Exchange, guarantee of fairness, the procedures for avoiding any conflict of interest, the appropriateness of managerial judgment at a meeting of the Board of Directors of Hitachi Plant Technologies and other matters. Hitachi Plant Technologies carefully deliberated on the terms and conditions of the Share Exchange, while referring to said opinion, at a meeting of the Board of Directors held today, which was attended by seven Directors (including three outside Directors) out of the eight Directors (including four outside Directors). As a result, it has been concluded that the Share Exchange will contribute to the strengthening of Hitachi Plant Technologies’ operating base and the restructuring and future development of its business structure, and that the Share Exchange Ratio and other various terms and conditions are adequate. Therefore, a resolution to approve the Share Exchange was made by unanimous approval of the attending Directors.

Furthermore, Hiroaki Nakanishi, an outside Director of Hitachi Plant Technologies, concurrently serves as an Executive Officer of Hitachi and therefore took no part in the deliberation and resolution on the Share Exchange from the viewpoint of avoiding any conflict of interest.

4. Outline of the Companies Involved in the Share Exchange (Note 1)

		Wholly Owning Parent Company in Share Exchange	Wholly Owned Subsidiary in Share Exchange

(1)	Corporate Name	Hitachi, Ltd.	Hitachi Plant Technologies, Ltd.

(2)	Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	5-2, Higashi-Ikebukuro 4-chome, Toshima-ku, Tokyo

(3)	Name and Title of Representative	Takashi Kawamura, Chairman, President and Chief Executive Officer	Masaharu Sumikawa, President and Chief Executive Officer

(4)	Description of Businesses	Development, production, sale and service of products related to Information & Telecommunication Systems and Power & Industrial Systems.	Development, design, production, sale, service and construction relating to social infrastructure systems, industrial systems, air-conditioning systems and energy systems, etc.

(5)	Paid-in Capital	¥408.8 billion (As of February 24, 2010) (Note 2)	¥12.0 billion (As of February 24, 2010)

(6)	Date Established	February 1, 1920	June 10, 1929

(7)	Total Number of Issued Shares	4,518,126,056 shares (As of February 24, 2010) (Note 2)	195,590,898 shares (As of February 24, 2010)

(8)	Year-end	March 31	March 31

(9)	Number of Employees	358,287 (consolidated)	6,577 (consolidated)

(10)	Principal Clients	Private sectors and public offices in Japan and overseas	Private sectors and public offices in Japan and overseas

(11)	Principal Banks	Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12)	Major Shareholders and Shareholdings	The Master Trust Bank of Japan, Ltd. (Trustee Account) 5.65% NATS CUMCO 4.46% Japan Trustee Services Bank, Ltd. (Trustee Account) 4.05%	Hitachi, Ltd. 68.14% CREDIT SUISSE SEC (EUROPE) LTD PB SEC INT NON-TR CLT 3.56% Japan Trustee Services Bank, Ltd. 2.36%

(13)	Relationships between the Companies Involved

	Capital Relationships	Hitachi holds 183,733,718 shares of Hitachi Plant Technologies, equivalent to a shareholding of 93.94% of the total number of issued shares. (As of February 24, 2010)

	Personnel Relationships	One Hitachi executive officer sits on Hitachi Plant Technologies’ Board of Directors.

	Transaction Relationships	Hitachi purchases industrial machinery from Hitachi Plant Technologies outsources plant construction and conducts fund transactions under the Hitachi Group’s cash pooling system.

	Status as a Related Party	Hitachi Plant Technologies is a consolidated subsidiary of Hitachi, and therefore a Related Party of Hitachi.

(14) Financial Position and Business Results in Recent Three Years (Note 3)

	Hitachi, Ltd. (Consolidated, U.S. GAAP)			Hitachi Plant Technologies, Ltd. (Consolidated, J GAAP)
Years ended March 31	2007	2008	2009	2007	2008	2009
Net assets	2,442,797	2,170,612	1,049,951	113,293	103,703	101,823
Total assets	10,644,259	10,530,847	9,403,709	347,986	333,358	328,217
Net assets per share (Yen)	734.66	652.95	315.86	573.86	522.50	512.74
Revenues	10,247,903	11,226,735	10,000,369	363,167	398,334	395,693
Operating income (loss) (Note 4)	182,512	345,516	127,146	6,483	(5,943)	7,361
Ordinary income (loss) (Note 5)	—	—	—	6,661	(6,455)	5,856
Net income (loss)	(32,799)	(58,125)	(787,337)	3,008	(6,719)	(859)
Net income (loss) per share (Yen)	(9.84)	(17.48)	(236.86)	15.50	(34.55)	(4.42)
Dividend per share (Yen)	6.00	6.00	3.00	12.00	6.00	4.00

Notes:

1.	As of September 30, 2009, unless otherwise specified.
2.	Changes in paid-in capital and the total number of issued shares due to exercise of stock acquisition rights attached to bonds with stock acquisition rights from February 1 to February 24, 2010, have not been considered.
3.	Millions of yen unless otherwise specified.
4.	Hitachi’s operating income is presented in accordance with financial reporting principles and practices generally accepted in Japan.
5.	Hitachi omits the figures for ordinary income because it has adopted U.S. GAAP for its consolidated financial results.

5. Status of the Company after the Share Exchange

Wholly Owning Parent Company in Share Exchange

(1) Corporate Name	Hitachi, Ltd.

(2) Head Office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3) Name and Title of Representative	Hiroaki Nakanishi, President (Note 1)

(4) Description of Businesses	Development, production, sale and service of products related to Information & Telecommunication Systems and Power & Industrial Systems

(5) Paid-in Capital	¥408.8 billion (Note 2)

(6) Year-end	March 31

(7) Net Assets	To be determined

(8) Total Assets	To be determined

Notes:

1.	Hitachi decided to change President on April 1, 2010, in accordance with a resolution at the Board of Directors’ meeting held on February 4, 2010, as stated in its announcement of the same day, “Hitachi Announces Changes to Top Managements.”
2.	Changes in paid-in capital due to the exercise of stock acquisition rights attached to bonds with stock acquisition rights from February 1, 2010 to the effective date of the Share Exchange have not been considered.

6. Outline of Accounting Treatment

The Share Exchange is expected to fall under transactions with minority shareholders, among transactions under common control, etc.

7. Future Outlook

The impact of the Share Exchange on the business results of Hitachi and of Hitachi Plant Technologies is expected to be negligible.

8. Matters concerning Transactions with Controlling Shareholders

The Share Exchange falls under Hitachi Plant Technologies’ transactions with its controlling shareholder. Therefore, it is being conducted in accordance with “Guidelines concerning measures to protect minority shareholders in transactions with controlling shareholders” in Hitachi Plant Technologies’ Corporate Governance Report disclosed on June 25, 2009.

“Guidelines concerning measures to protect minority shareholders in transactions with controlling shareholders” is as follows.

The Company intends to utilize R&D capabilities and the brand, as well as other management resources, of parent company Hitachi, Ltd. and its Group companies. In addition, the Company intends to engage in any dealings with the parent company and Group companies in a fair manner that is consistent with market price.

The Company considers maximizing value offered to not only the parent company but also a wide range of shareholders as important management goal and, from this perspective, aims at creating governance structure and implementing management plans.

(Reference)

Outlook for Fiscal 2009 and Consolidated Financial Results for Fiscal 2008

Hitachi (Outlook for Fiscal 2009 was disclosed on February 4, 2010)

(Millions of yen)

	Revenues	Operating income	Income (loss) before income taxes	Net income (loss) (Note 1)	Net income (loss) attributable to Hitachi, Ltd. (Note 2)
Outlook for Fiscal 2009	8,700,000	135,000	(45,000)	(195,000)	(210,000)
Consolidated Financial Results for Fiscal 2008	10,000,369	127,146	(289,871)	(795,120)	(787,337)

Notes:

1.	“Net income (loss)” is the same as “Income before minority interests” reported through Fiscal 2008.
2.	“Net income (loss) attributable to Hitachi, Ltd.” is the same as “Net income” reported through Fiscal 2008.

Hitachi Plant Technologies (Outlook for Fiscal 2009 was disclosed on January 29, 2010)

(Millions of yen)

	Revenues	Operating income	Ordinary income	Net income (loss)
Outlook for Fiscal 2009	340,000	5,800	5,000	1,700
Consolidated Financial Results for Fiscal 2008	395,693	7,361	5,856	(859)

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

economic conditions, including consumer spending and plant and equipment investments in Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;

•

exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;

•	the potential for significant losses on Hitachi’s investments in equity method affiliates;

•	legislative and regulatory changes enacted by the new Japanese government;

•

increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems, the Electronic Devices and the Digital Media & Consumer Products segments;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation;

•	the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;

•	fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•	fluctuations in product demand and industry capacity;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials;

•	uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its Social Innovation Business;

•

uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;

•	uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as Hitachi’s ability to protect its confidential information and that of its customers;

•	uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and

•	uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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